

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group



31 May 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

RECEIVED
2005 JUN 20 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 30 May 2005, Re: Amsteel Corporation Berhad ("ACB") - Debt and Corporate Restructuring Exercise of ACB and its subsidiaries: Proposed extension to the Redemption date of 31 March 2005 of the zero-coupon redeemable secured RM denominated bonds and Repayment date of 31 March 2005 of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 30/05/2005 05:29:38 PM
Reference No AA-050530-421F6

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : AMSTEEL CORPORATION BERHAD
* Stock name : AMSTEEL
* Stock code : 2712
* Contact person : CHAN POH LAN
* Designation : SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF ACB AND ITS SUBSIDIARIES

PROPOSED EXTENSION ("PROPOSED EXTENSION") TO:

1. REDEMPTION DATE OF 31 MARCH 2005 OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

2. REPAYMENT DATE OF 31 MARCH 2005 OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")

* **Contents :-**

Reference is made to the announcements on 25 March 2005, 11 April 2005 and 9 May 2005 regarding the following:-

a. the Proposed Extension which involves the extension of the redemption/repayment date of 31 March 2005 for the Bonds and SPV Debts to 30 June 2005; and

b. the approvals of the holders of the Bonds and SPV Debts and Bank Negara Malaysia for the Proposed Extension having been obtained on 11 April 2005 and 6 May 2005 respectively.

The Board of Directors of ACB wishes to announce that the approval of the Securities Commission ("SC") being the last of the approvals to be obtained for the Proposed Extension and given vide SC's letter dated 26 May 2005, has been received by ACB on 27 May 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

30 MAY 2005

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

2 June 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 31 May 2005, Re: The proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Submitted by **OT_OSK SECURITIES** on **31/05/2005 06:59:03 PM**
Reference No **OS-050531-66516**

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Leona Ng/ Jason Lam**
* Designation	:	**Senior Manager/ Deputy Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY TMW LION GMBH ("PURCHASER") ON COMPLETION ("PROPOSED DISPOSAL OF LIPSB")

* **Contents :-**

We refer to the announcements made on 4 May 2005, 18 April 2005, 1 April 2005, 16 March 2005, 8 March 2005, 2 March 2005, 27 January 2005, 13 December 2004, 9 December 2004 and 9 November 2004 by Amsteel Corporation Berhad ("Amsteel") and its adviser, OSK Securities Berhad ("OSK") in relation to the above.

On behalf of the Board of Amsteel, OSK wishes to announce that the Purchaser had vide its letter dated 31 May 2005 accepted the request from Ayer Keroh Resort Sdn Bhd, a 70%-owned subsidiary of Amsteel for a further extension of time from 31 May 2005 to 30 June 2005 for the fulfillment of all undertakings to be performed and conditions to be fulfilled prior to the completion of the Proposed Disposal of LIPSB.

All other provisions in the LIPSB SPA shall remain in full force and effect.

This announcement is dated 31 May 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: